

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2013

<u>Via E-Mail</u>
Eric L. Kelly
President and Chief Executive Officer
Overland Storage, Inc.
9112 Spectrum Center Boulevard
San Diego, California 92123

> **Re: Overland Storage, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed November 8, 2013**
> **File No. 0-22071**

Dear Mr. Kelly:

We have reviewed your filing and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to our comment, we may have additional comments.

<u>Proposal 1: To Approve the Issuance of 47,152,630 Shares of Our Common Stock…, page 38</u>

1.   We note that you have not provided all of the information required by Part C of Form S-4 for Tandberg Data Holdings, as required by paragraph (c)(2) of Item 14 of Schedule 14A. Please amend your filing to provide this information or tell us why you believe this information is not required.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via E-Mail</u>
       Stephen Dobson, Esq.
       O'Melveny & Myers, LLP